

October 1, 2010

Via U.S. Mail and Facsimile

Ms. Bei Lu
Chief Executive Officer
CleanTech Innovations, Inc.
C District, Maoshan Industry Park
Tieling Economic Development Zone
Tieling, Liaoning Province, China 112616

> **Re:** **CleanTech Innovations, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 20, 2010**
> **File No. 333-168385**

Dear Ms. Lu:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment 2 of our letter dated August 25, 2010. The financial statements of the registrant are required to be included in an S-1. If a registrant is a shell company, the financial statements may only be omitted if a reverse acquisition has occurred and is reflected in the current financial statements. The share exchange between CleanTech Innovations, Inc. and Liaoning Creative Bellows Co., Ltd. took place subsequent to June 30, 2010. Therefore, since CleanTech Innovations, Inc. was the actual registrant during the periods you have presented, and the reverse acquisition has not yet been reflected in the financial statements, please revise to include their historical financial statements and related MD&A disclosures.

2. We note your response to comment 3 of our letter dated August 25, 2010. Pro forma financial information is required in circumstances where events have occurred in which disclosure of pro forma financial information would be material to investors. Therefore, as previously requested, please revise to include pro forma financial information that reflects the impact of the Share Exchange Agreement, the cancellation of 40,000 shares and your private placement offering of Units. Please ensure that you include earnings per share information. Reference Article 11 of Regulation S-X.

Facing page

3. We note that July 29, 2010 is the date at the top of the facing page. Please revise the date to the current date of the registration statement.

Prospectus Summary, page 3

4. We note your response to comment 7 of our letter dated August 25, 2010. We also note disclosure that you authorized the forward stock split to provide a sufficient number of shares to accommodate the trading of your common stock on the OTC marketplace. Please revise to disclose the number of common shares outstanding immediately prior to and after the July 2, 2010 8-for-1 forward stock split.

Revenue Recognition, page 20

5. We note your response to our comment 11 of our letter dated August 25, 2010 and have the following additional comments:

- Please revise to include a specific and comprehensive discussion of your customer acceptance terms.

- We note that you previously disclosed that your arrangements provided for delivery and installation. Please revise to clarify if these terms exist in your arrangements and, if so, how you have considered them in your revenue recognition policy.

- Please revise to further discuss how you concluded that your lack of basis to estimate a warranty provision made it acceptable to not record any expense.

- Please revise to further discuss the payment terms of your arrangements. In this regard, please explain why your accounts receivable balance at June 30, 2010 is greater than the revenue you recognized in the six months then ended.

Segment Reporting, page 21

6. We note your response to comment 12 of our letter dated August 25, 2010. However, it is still unclear to us how you determined that you only have one reporting segment. In this regard, we note that your fabricated metal products and your wind turbine towers appear to be dissimilar in terms of the nature of the products, materials, production processes and customers. We also note your disclosure in MD&A that your wind turbine tower business currently has higher productions costs. Therefore, it appears that your wind turbine tower business has different economic characteristics. Please explain your conclusions further. To the extent that you determine that you have more than one reporting segment, please revise your MD&A to include separate discussion of the results of each of your segments for each period presented.

Bei Lu
CleanTech Innovations, Inc.
October 1, 2010
Page 3

Liquidity and Capital Resources, page 24

7. We note your response to comment 14 of our letter dated August 25, 2010. Please revise your disclosure to include a specific discussion of your expectations regarding collection of your accounts receivable. In this regard, please discuss the aging of the accounts receivable balance for each period presented and whether any significant collections occurred subsequent to your most recent balance sheet date.

Production, page 32

8. Please revise to disclose what the ISO 9001:2008 Quality Management System certification is.

Customers, page 35

9. We note your response to comment 17 of our letter dated August 25, 2010. We note that you disclose your largest customers on page 35. We also note that you filed your agreements with Huaneng Panjin Wind Power Generation Co., Ltd. as exhibits 10.3-10.5 in the exhibit index. Please revise to file your material contracts with all of these major customers, such as Henan Pinggao Electric Co., Ltd. and describe the material terms of those contracts.

Intellectual Property, page 35

10. We note your response to comment 23 of our letter dated August 25, 2010. We note your disclosure "our design patent application related to an enclosed compensator was approved by SIPO in August 2010." Please revise to disclose the expiration date of such patent.

11. Please file you agreement with Shenyang Industry University as an exhibit.

Research and Development, page 35

12. Please describe who ACRE Coking & Refractory Engineering Consulting Corporation and Liaoning Combustion Engineering Research Center are and clarify the precise nature of your relationship.

Competition, page 36

13. Please quantify your claim of significant market share in Tieling.

Employees, page 37

    14. Please clarify the number of your employees. We note that you have "over" 160 full time employees.

Undertakings, page II-3

    15. We note your response to comment 36 of our letter dated August 25, 2010. Please revise to include the undertaking pursuant to Item 512(a)(5)(ii) of Regulation S-K.

Segment Reporting, pages F-11 and F-24

    16. We note your response to comment 28 of our letter dated August 25, 2010. Please tell us how you determined that your bellows expansion joints and pressure vessels can be combined into one product line.

Note 10. Construction in Progress, page F-26

    17. Please revise to disclose where you have recorded the $1.8 million liability associated with your construction project.

       You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

                          Sincerely,

                          Pamela Long
                          Assistant Director

cc: Robert Newman (*Via Facsimile at 212/202-6055*)
        The Newman Law Firm, PLLC
        44 Wall Street, 20th Floor
        New York, New York 10005